October 14, 2013	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:        Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Sequoia Mortgage Trust 2012-1

Sequoia Mortgage Trust 2012-2

Sequoia Mortgage Trust 2012-3

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and 333-179292-02

Dear Ms. Bancroft and Mr. Sandel:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the September 4, 2013 comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-Ks. For your convenience, each response is preceded by a boldface recitation of the Comment Letter’s numbered paragraph.

Servicer Assessment of Wells Fargo Bank, N.A.

Exhibits 33.3 and 33.5 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits 33.7 and 33.9 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 33.7 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2012-3

1. We note your responses to comments 5, 6 and 7 from our letter dated July 15, 2013. Please revise the Forms 10-K to incorporate into your disclosure of Wells Fargo’s material instances of noncompliance the information discussed in these responses.

Response: The Registrant will file an amended Form 10-K for each of SEMT 2011-1 and 2011-2 and SEMT 2012-1, 2012-2 and 2012-3 to include such disclosure of Wells Fargo’s material instances of noncompliance.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 14, 2013

Servicer Compliance Statements of PHH Mortgage Corp.

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 35.3 to Form 10-K of Sequoia Mortgage Trust 2012-3

2. We note your response to comment 11 and the draft servicer compliance statements of PHH Mortgage Corp. attached as Exhibit C. Please revise these servicer compliance statements to identify or define the “Agreement” that is being referenced therein.

Response: PHH Mortgage Corporation has revised each of their servicer compliance statements to define the “Agreement” that is being referenced therein. The Registrant will file an amended Form 10-K for each of SEMT 2011-1 and 2011-2, and SEMT 2012-1, 2012-2 and 2012-3 to include such revised servicer compliance statements.

Servicer Compliance Statements of First Republic Bank

Exhibit 35.1 to Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibit 35.1 to Form 10-K of Sequoia Mortgage Trust 2011-2

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-1

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-2

Exhibit 35.2 to Form 10-K of Sequoia Mortgage Trust 2012-3

3. Similarly, please revise the servicer compliance statements of First Republic Bank to identify or define the “Agreement” and the “Reconstitution Agreement” that are being referenced therein.

Response: First Republic Bank has revised each of their servicer compliance statements to define the “Agreement” and “Reconstitution Agreement” that is being referenced therein. The Registrant will file an amended Form 10-K for each of SEMT 2011-1 and 2011-2, and SEMT 2012-1, 2012-2 and 2012-3 to include such revised servicer compliance statements.

Rolaine S. Bancroft, Esq.

Arthur Sandel, Esq.

Securities and Exchange Commission

October 14, 2013

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc: Mr. Andrew Stone, Sequoia Residential Funding, Inc.